SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

[redacted]

07022099

7 March 2007

RECEIVED
2007 APR -3 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 6 March 2007, Re: Silverstone Corporation Berhad ("Silverstone" or the "Company") - Deferment of De-listing of Securities of Silverstone Corporation Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Dw 4/3

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No O&-070306-67558

Submitting Merchant Bank : **KENANGA INVESTMENT BANK BERHAD**
Company Name : **SILVERSTONE CORPORATION BERHAD**
Stock Name : **SILSTON**
Date Announced : **06/03/2007**

Type : **Announcement**
Subject : **SILVERSTONE CORPORATION BERHAD ("SILVERSTONE" OR THE "COMPANY")**

Deferment of De-listing of Securities of Silverstone Corporation Berhad

Contents :

We refer to the Company's announcement dated 26 February 2007 in relation to Bursa Malaysia Securities Berhad's (**"Bursa Securities"**) decision to de-list the securities of the Company from the Official List of Bursa Securities at 9.00 am on Thursday, 8 March 2007.

Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) (**"KIBB"**), on behalf of the Company, had on 5 March 2007 submitted an appeal to Bursa Securities' Appeals Committee to re-consider the decision of Bursa Securities to de-list the Company's securities from the Official List of Bursa Securities (the **"Appeal"**).

In view of the Appeal, Bursa Securities had vide its letter dated 6 March 2007 informed the Company that the removal of the securities of the Company from the Official List of Bursa Securities on 8 March 2007 shall be deferred pending the decision of the Appeal by the Appeals Committee.

This announcement is dated 6 March 2007.

END